U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5
ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1. Name and Address of Reporting Person:  Joseph M. Murphy, PO Box 212, Mt. Desert ME  04660

2. Issuer Name and Tickler or Trading Symbol: Bar Harbor Bankshares, CUSIP No. 066849100

3. IRS or Social Security Number of Reporting Person (Voluntary): Not provided

4. Statement for Month/Year: 2002

5. If Amendment, Date of Original: NA

6. Relationship of Reporting Person to Issuer: President and CEO

Table 1: Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Security	Tran Date	Tran Code	Securities Acquired (A) or Disposed of (d) Amount A/D Price			Amount of Securities	Ownership Form	Nature of Ownership
						6796.14	D
Bar Harbor Bankshares Common Stock	9/12/02	P	291.290	A	Intermittent Purchases through 401k Olan	7087.43	D

Bar Harbor Bankshares Common Stock

Table 2: Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security	Conver-sion or Exercise Price of Deriv-ative Security	Transaction Date (Month/Day/Year)	Transaction Code	Number of Derivative Securities Acquired (A) or Disposed of (D)		Date Exercisable and Expiration Date (Month/Day/Year)		Title and Amount of Underlying Securities		Price of Derivative Security	Number of Derivative Securities Beneficially Owned at End of Year	Ownership of Derivative Security: Direct (D) or Indirect (I)	Nature of Indirect Beneficial Ownership
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option Plan	16.05	2/25/02	A	15,000		2/25/2003	2/25/2011	Bar Harbor Bankshares Common Stock	15,000	*	15,000	D
Incentive Stock Option Plan	16.05	2/25/02	A	15,000		2/25/04	2/25/2011	Bar Harbor Bankshares Common Stock	15,000	*	15,000	D
Incentive Stock Option Plan	16.05	2/25/02	A	15,000		2/25/05	2/25/2011	Bar Harbor Bankshares Common Stock	15,000	*	15,000	D
Incentive Stock Option Plan	16.05	2/25/02	A	15,000		2/25/06	2/25/2011	Bar Harbor Bankshares Common Stock	15,000	*	15,000	D
Incentive Stock Option Plan	16.05	2/25/02	A	15,000		2/25/07	2/25/2011	Bar Harbor Bankshares Common Stock	15,000	*	15,000	D
Incentive Stock Option Plan	16.05	2/25/02	A	15,000		2/25/08	2/25/2011	Bar Harbor Bankshares Common Stock	15,000	*	15,000	D

*Grant of Incentive Stop Options to acquire Bar Harbor Bankshares Common Stock under

Bar Harbor Bankshares (and subsidiaries) Incentive Stock Option Plan of 2000.